UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                   FORM 12b-25

                                               SEC FILE NUMBER:      000-32455
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                                               CUSIP NUMBER:     307325100
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                           NOTIFICATION OF LATE FILING

      (Check One): |_| Form 10-K |_| Form 20-F |_| Form 11-K |X| Form 10-Q
                          |_| Form N-SAR |_| Form N-CSR
                      For Period Ended: September 30, 2004


|_| Transition Report on Form 10-K           |_| Transition Report on Form 10-Q
|_| Transition Report on Form 20-F           |_| Transition Report on Form N-SAR
|_| Transition Report on Form 11-K
                        For the Transition Period Ended:

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Read attached instruction sheet before preparing form. Please print or type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
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         If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:


                                     PART I
                             REGISTRANT INFORMATION

Full name of registrant:            Far East Energy Corporation
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Former name if applicable:
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Address of principal executive office (Street and number)
                   400 N. Sam Houston Parkway East, Suite 205
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City, state and zip code            Houston, Texas 77060
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                                     PART II
                             RULE 12b-25(b) and (c)

         If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

|X|        (a)    The  reasons  described  in  reasonable  detail  in Part III of this form  could not be  eliminated without unreasonable effort or expense;
|X|        (b)    The subject annual report, semi-annual report, transition
                  report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
           (c)    The accountant's statement or other exhibit required by Rule
                  12b-25(c) has been attached if |_| applicable.

                                    PART III
                                    NARRATIVE

         State below in reasonable detail the reasons why Form 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof could not be filed within the prescribed time period.

         On October 20, 2004, the Company issued a Form 8-K that announced that the Company will amend its Form 10-KSB/A for the year ended December 31, 2003, its Form 10-Q/A for the quarter ended March 31, 2004 and Form 10-Q for the quarter ended June 30, 2004 to restate prior financial statements contained therein. This activity has been time consuming and has led to a delay in the completion of the Company's Form 10-Q for the quarterly period ended September 30, 2004. Accordingly, the Company was unable to file its third quarter 2004 Form 10-Q within the prescribed time.

                                     PART IV
                                OTHER INFORMATION

         (1) Name and telephone number of person to contact in regard to this notification

            Bruce N. Huff           832                     598-0470
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               (Name)           (Area Code)              (Telephone Number)

         (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
                                 |X| Yes |_| No

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         (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                 |X| Yes |_| No

         If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

         On October 20, 2004, the Company filed a Form 8-K with the Securities and Exchange Commission, which disclosed that the Company expects to file amendments to restate prior financial statements contained in its Form 10-KSB/A for the year ended December 31, 2003, its Form 10-Q/A for the quarter ended March 31, 2004 and Form 10-Q for the quarter ended June 30, 2004 to reflect an additional impairment loss of $959,000, or $0.02 basic and diluted loss per share. The impairment loss related to the Company's Montana assets consisting of undeveloped oil and gas interests in eastern Montana. As a result of the Company's continuing efforts in connection with the restatement of such financial statements, the Company is not able to provide a reasonable estimate of any significant change in the results of operations from the quarter ended September 30, 2003 compared to the quarter ended September 30, 2004.




                           Far East Energy Corporation
                  (Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date November 9, 2004                          By /s/ Bruce N. Huff
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                                               Bruce N. Huff
                                               Chief Financial Officer

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